Mail Stop 6010

August 13, 2007

Jonathan Wax, Chief Executive Officer
Digital Power Corporation
41920 Christy Street
Fremont, California 94538

Via U S Mail and FAX [(510) 353-4023]

      Re: Digital Power Corporation
               Form 10-KSB for the fiscal year December 31, 2006
               Form 10-QSB for the March 31 and June 30, 2007
               File No. 1-12711

Dear Mr. Wax:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brian R. Cascio
                    Accounting Branch Chief